MEMORANDUM

TO:	Zandra Bailes Branch Chief Office of Insurance Products U. S. Securities and Exchange Commission
FROM:	Frank J. Julian Associate General Counsel
DATE:	June 28, 2012
SUBJECT:
Response to Comments for Post-Effective Amendment No. 1 under the Securities Act of 1933, and Amendment No. 351 under the Investment Company Act of 1940,
Jackson National Separate Account – I of Jackson National Life Insurance Company; (File Nos: 333-178774 and 811-08664)

This memorandum and the attached marked copy of the supplement are in response to the comment you provided via telephone on June 27, 2012 for the above referenced filing.

Your oral comment is that we should make it clear in the disclosure, wherever referenced, that the notice of change will be in the form of a prospectus update.

In response to this comment, we will make the following revisions to the supplement by adding the phrase “in the form of a prospectus update” to applicable disclosure.

•	The first sentence of paragraph number 1) under both sections of the supplement will be revised as follows:

1) When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.

•	The second to the last sentence of the last paragraph of the supplement is revised to read as follows:

If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update, that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges.

A copy of the supplement, marked to show the changes discussed above and the changes described in our June 13, 2012 and June 25, 2012 response Memorandums, is attached and will be provided electronically and in hard copy.

Please call me at 517-367-3872 if have any additional questions or comments. Thank you.

cc:  Alberto H. Zapata
Joan E. Boros

Supplement dated June 29 , 2012
To The Prospectus Dated April 30, 2012

PERSPECTIVE II®
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY
(Contracts offered for sale on and after April 30, 2012)

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This supplement updates the above-referenced prospectus.  Please read and keep it together with your prospectus for future reference.  To obtain an additional copy of the prospectus, please contact us at our Annuity Service Center, P.O. Box 30314, Lansing, Michigan, 48909-7814; 1-800-873-5654; www.jackson.com.

The updates to the prospectus are described below with references to those parts of the prospectus modified by this supplement.

1.  Changes to the SafeGuard Max, Jackson Select Protector and MarketGuard Stretch Guaranteed Minimum Withdrawal Benefits (“GMWBs”):

The following paragraph is added immediately following the GAWA percentage tables appearing on pages 61, 72, and 126 of the Prospectus:

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements. We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) W hen we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 163).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

2.  Changes to the LifeGuard Freedom 6 Net, LifeGuard Freedom 6 Net With Joint Option, LifeGuard Freedom Flex and LifeGuard Freedom Flex With Joint Option GMWBs:

The following paragraphs are added immediately following the GAWA percentage tables appearing on pages 82, 93, 106, and 116 of the Prospectus:

We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.   We recommend you check with your representative to learn about the current level of the GAWA percentages, or contact us at our Annuity Service Center for more information.  Our contact information is on the first page of the prospectus. If we change the GAWA percentages described above, we will follow these procedures:
1) W hen we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus update to you.  You will have until the end of the Free Look period to cancel your Contract and this GMWB by returning the Contract to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 163).
2) If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages we will send you the notice of change of GAWA percentages in the form of a prospectus update. If you later elect this GMWB, when we receive your election, we will send you the required endorsement with a duplicate notice of change of GAWA percentages. You will have 30 days after receiving the notice to cancel your election of this GMWB by returning the endorsement to us.
In each case, the actual GAWA percentages will be reflected in your Contract endorsement.

In connection with a change of GAWA percentages, as described above, we may continue to offer the existing GAWA percentages, in effect prior to the change, as an Optional GAWA% table at an increased charge . T he increased charge for a GMWB or any combination of options under the Freedom Flex GMWB will not be greater than the maximum   annual charges shown in the charge tables, which in no event exceed 3.00%. For the charges for each GMWB, please see the section for the applicable GMWB appearing under “Contract Charges” beginning on page 31. Also, please see the “Optional Endorsements” table under the “FEES AND EXPENSES TABLES” beginning on page 4. The Optional GAWA% table will maintain the GAWA percentages for each age group that were available before the change as reflected in the above table.  If we offer the Optional GAWA% table, the notice of change in the form of a prospectus update , that will be delivered to you, will describe both the change to the GAWA percentages, and the Optional GAWA% table and related charges. We reserve the right to prospectively change the GAWA percentages in the Optional GAWA% table, including the age bands, on new GMWB endorsements subject to the notices and procedures described above.